Exhibit 10.1

Description of AmeriGas Propane, Inc. Executive Employee

Severance Pay Plan, Amended July 24, 2006

On July 24, 2006, the Board of Directors of AmeriGas Propane, Inc., the general partner of AmeriGas Partners, L.P. (the “General Partner”) approved an amendment to the AmeriGas Propane, Inc. Executive Employee Severance Pay Plan (as amended, the “AmeriGas Severance Plan”). The amended AmeriGas Severance Plan became effective July 24, 2006 and is applicable to the General Partner’s named executive officers employed by the General Partner.

The AmeriGas Severance Plan assists certain senior level employees of the General Partner, including Eugene V.N. Bissell, William D. Katz and Jerry E. Sheridan, in the event their employment is terminated without fault on their part. Specified benefits are payable to a senior executive covered by the AmeriGas Severance Plan if the senior executive’s employment is involuntarily terminated for any reason other than for cause or as a result of the senior executive’s death or disability.

The AmeriGas Severance Plan provides for cash payments equal to a participant’s compensation, as defined in the AmeriGas Severance Plan, for 6 months (12 months in the case of Mr. Bissell). In addition, a participant receives the cash equivalent of his or her target bonus under the General Partner’s Annual Bonus Plan, pro-rated for the number of months served in the fiscal year. However, if the termination occurs in the last two months of the fiscal year, the Chief Executive Officer has the discretion to determine whether the participant will receive a pro-rated target bonus, or the actual annual bonus which would have been paid after the end of the fiscal year, assuming that the participant’s entire bonus was contingent on meeting the applicable financial performance goal. The AmeriGas Severance Plan also provides for separation pay equal to one day’s pay per month of service, not to exceed 12 months’ compensation, as defined in the AmeriGas Severance Plan. The AmeriGas Severance Plan provides for a minimum payment ranging from 6 to 12 months’ base salary, depending on the participant’s employment grade.

Certain employee benefits, including medical and dental benefits, are continued under the AmeriGas Severance Plan for a period not to exceed 18 months (24 months in the case of Mr. Bissell). The AmeriGas Severance Plan also provides for outplacement services for a period of 12 months following an executive’s termination of employment. Executives will be entitled to receive tax preparation services for their final year of employment under the AmeriGas Severance Plan. The General Partner has the option to pay a participant the cash equivalent of those employee benefits. Provided that the participant is eligible to retire, all payments under the AmeriGas Severance Plan can be reduced by an amount equal to the fair market value of certain equity-based awards, other than stock options, payable to the participant after the termination of employment.

In order to receive benefits under the AmeriGas Severance Plan, a senior executive is required to execute a release which discharges the General Partner and its affiliates from liability for any claims the senior executive may have against any of them, other than claims for amounts or benefits due to the executive under any plan, program or contract provided by or entered into with the General Partner or its affiliates. The senior executive is also required to ratify post-employment activities agreements and to cooperate in attending to matters pending at the time of his or her termination of employment.